Exhibit 99.5

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Installs First Beamcaster Systems in China

Indoor Optical Wireless Technology Provides Cost-Effective Alternative to Wi-Fi and Structured
Cabling for Enterprise Environments

Tel Aviv, Israel – May 8, 2014 – RiT Technologies (NASDAQ: RITT), the leader in intelligent infrastructure management and a developer of innovative indoor optical wireless technologies, today announced that Soarsky Telecommunication Co., a leading software and IT company in Shenzhen, China, has deployed RiT Technologies’ Beamcaster solution to accommodate more than 100 users as part of a major network upgrade.

Beamcaster is an innovative indoor optical wireless network solution that combines the advantages of structured cabling and Wi-Fi to offer high-performance networking, with rapid deployment, low overhead and secure communications.

Soarsky Telecommunication has deployed five Beamcaster units in its dense inter-connected network environment. Beamcaster was utilized as an alternative to structured cabling in Soarsky’s open space environment.

By utilizing RiT’s Beamcaster solution, Soarsky was able to eliminate the need for more than 100 cables, six switches, multiple patch panels and numerous racks in their communications room, replacing them with only a single switch.

Management of the Beamcaster solution is performed directly at the desktop of the IT manager, completely eliminating the need for manual changes to switches and panels.

“We are pleased with the results of the Beamcaster deployment at Soarsky’s offices in Shenzhen”, said Mr. Motti Hania, RiT's President and CEO. “Beamcaster has effectively addressed Soarsky’s technical requirements and provided them with an efficient, cost-effective, reliable and secure high-speed network solution.”

“China represents a major market opportunity for Beamcaster, where it can address an unmet demand for flexible, ultra-high bandwidth networking alternatives to the traditional congested cabling infrastructure. With this initial installation, RiT Technologies is committed to further penetrating the Chinese market.”

For additional information visit our website at www.ritwireless.com and watch the Beamcaster video.

About RiT Technologies
RiT Technologies (RITT) is a leading provider of cabling, DCIM and IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster(TM) product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
ritt@kcsa.com

SOURCE RiT Technologies
/Web site: http://www.rittech.com